02024548

NO ACT
P.E 3-4-02
1-13364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2002

Act Exchange Act
Section 14(d)(6)
Rule 14d-10(a)(1); 14d-8 & 14e-5
Public Availability March 5, 2002

James J. Moloney
Gibson, Dunn & Crutcher LLP
Jamboree Center
4 Park Plaza
Irvine, CA 92614-8557

Re: Southern Cross' partial offer for shares and ADSs of Telex-Chile S.A. Division of Market Regulation File No.: TP 02-30

PROCESSED
APR 16 2002
THOMSON FINANCIAL

Dear Mr. Moloney:

We are responding to your letter dated March 4, 2002 addressed to Mauri Osheroff in the Division of Corporation Finance and Jamie Brigagliano in the Division of Market Regulation. A copy of your incoming letter is attached. Each defined term in this letter has the same meaning as in your February 4th correspondence, unless we indicate otherwise.

In your letter, you request relief from the requirements of Rules 14d-10(a)(1), 14d-8 and 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) and Section 14(d)(6) of the Exchange Act. Based on the representations in your letter but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from the requirements of Rules 14d-10(a)(1), 14d-8 and 14e-5 under the Exchange Act and Section 14(d)(6) of the Exchange Act.

The exemption from Rule 14d-10(a) permits Southern Cross to make the U.S. Offer available to all holders of ADSs and all U.S. Residents holding Shares. All persons who hold Shares, including U.S. persons, may participate in the Chilean Offer. The exemption from Section 14(d)(6) of the Exchange Act and Rule 14d-8 thereunder allows Southern Cross to reallocate excess capacity in either the offer for Class A or Class B Shares to the offer for the other class, in the manner and under the circumstances described in your March 4, 2002 letter.

We specifically note that you will use a single proration factor for both the U.S. and Chilean Offers for Class A Shares and a single proration factor for the U.S. and Chilean Offers for Class B Shares. That is, to the extent proration is necessary in the offer for either class of Shares, you will apply it on a series-by-series rather than a country-by-country basis.

The exemption from Rule 14e-5 permits Southern Cross to purchase or arrange to purchase Shares pursuant to the Chilean Offer during the U.S. Offer. In granting this relief, we note that, except for the relief specifically granted here, Southern Cross will comply with Rule 14e-5. You do not request, and we do not grant any relief for purchases or arrangements to purchase Shares or ADSs otherwise than pursuant to the Offers.

Please be aware that the relief described above is specifically conditioned on the facts set forth in your March 4, 2002 letter. In particular, our relief is conditioned on your ability to use a single proration factor for each class of securities sought in the offer, whether tendered into the U.S. or Chilean Offer for that particular class. This relief does not apply, therefore, where you are unable to use a single proration factor for both the U.S. and Chilean Offers for a particular class. This might not be possible, for example, if the U.S. Offer and Chilean Offers expire on different dates. If it becomes necessary under the rules of the different regulatory schemes applicable to these Offers to terminate the U.S. and the Chilean Offers on different dates, please contact us immediately. Under those circumstances, we will consider whether to extend the relief previously granted to the changed circumstances presented.

The exemptions we grant in this letter are based solely on your representations and the facts presented in your March 4th letter, as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of these rules to this transaction. You should discontinue this transaction pending further consultations with the staff, if any of the facts or representations set forth in your letters change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,

Mauri L. Osheroff
Associate Director
Office of Regulatory Policy

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

4 Park Plaza Irvine, California 92614-8557
(949) 451-3800 (949) 451-4220 Fax
www.gibsondunn.com

jmoloney@gibsondunn.com

March 4, 2002

Direct Dial
(949) 451-4343

C 89499-00003

Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549-0303

Division of Corporation Finance
Office of Mergers and Acquisitions
Attn: Mauri Osheroff, Associate Director

Division of Market Regulation
Office of Risk Management
Attn: James Brigagliano, Assistant Director

Re: *Partial Tender Offer for the Shares and ADSs of Télex-Chile S.A.*

Dear Ms. Osheroff and Mr. Brigagliano:

We are writing on behalf of our clients, Redes Ópticas S.A., an acquisition vehicle ("Redes Ópticas"), organized under the laws of the Republic of Chile and Redes Ópticas (Cayman) Corp., a wholly owned subsidiary of Redes Ópticas ("Redes Cayman"). Redes Ópticas is a newly formed company that is majority owned by Southern Cross Latin America Private Equity Fund, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, B.W.I. (together with its affiliates, "Southern Cross"). On or about March 6, 2002, Redes Ópticas and Redes Cayman intend to announce an all cash tender offer for up to 65,392,249 Shares representing 28.69% of the Series A and Series B shares (the "Shares") outstanding which includes American Depository Shares (the "ADSs"; each ADS representing 10 Series B shares), of Télex-Chile S.A., a corporation organized under the laws of the Republic of Chile ("Télex-Chile"). The partial tender offer, as more fully described below, will consist of simultaneous offers: one in Chile by Redes Ópticas and one in the United States by Redes Cayman. Redes Cayman is an exempted company organized under the laws of the Cayman Islands, B.W.I. The partial tender offer utilizes both Redes Ópticas and Redes Cayman as acquisition vehicles because, as described below, Redes Ópticas as a Chilean entity is prohibited from directly purchasing ADSs. Redes Ópticas and Redes Cayman are sometimes collectively referred to herein as "Redes."

The price offered in the tender offer is expected to be significantly below the prevailing market price for the Shares and ADSs. The tender offer is being made to comply with Chilean law and the Chilean securities regulator which require, under certain circumstances, the making of a public tender offer open to all holders when acquiring the shares of a Chilean company. The tender offer, as described below, will be based on a price of 18 Chilean pesos per Share. As of March 1, 2002, the last reported price for the Series B shares was 26 Chilean pesos per share, the last reported price for the Series A shares was 65 Chilean pesos per share and the last reported price for the ADSs was U.S.$0.45 per ADS. However, there is no active trading market for the Series A shares, and thus the last reported sales price for Series A shares may not necessarily be indicative of the current market value or price for such shares. The partial tender offer by Redes is for 65,392,249 Shares (including both Shares and ADSs) which represents, in the aggregate, 28.69% of Télex-Chile's outstanding capital stock. According to its Annual Report on Form 20-F for the year ended December 31, 2000 ("Télex-Chile's Form 20-F"), Télex-Chile is a "foreign private issuer" as defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is a reporting company for purposes of United States federal securities laws.

Redes intends to make the proposed partial tender offer using a dual offer structure. This dual structure will consist of one offer in the United States by Redes Cayman for Shares and ADSs (the "U.S. Offer") and another separate, concurrent offer in Chile by Redes Ópticas solely for Shares (the "Chilean Offer," together with the U.S. Offer, the "Offers"). The U.S. Offer will be open to all holders of ADSs, regardless of residency, and all holders of Shares who are residents in the United States within the meaning of Rule 14d-1 under the Exchange Act ("U.S. Residents"). The Chilean Offer will be open to all holders of Shares, including U.S. Residents, but will not be open to holders of ADSs. Holders of Shares who are U.S. Residents may tender, at their option, into either the U.S. Offer or the Chilean Offer.

We are requesting herein exemptive relief from the provisions of Rules 14d-8, 14d-10(a)(1) and 14e-5 under the Exchange Act to permit Redes Ópticas to acquire Shares pursuant to the Chilean Offer during the pendency of the U.S. Offer. Any such purchases would be made in accordance with applicable Chilean law and regulations of the Chilean securities regulator, which are described below.

Background Information

Télex-Chile

Télex-Chile is a public company traded primarily on the Chilean stock exchanges and regulated by the Chilean Superintendency of Securities and Insurance (the "SVS"). Télex-Chile also has ADSs registered with the Securities and Exchange Commission (the "SEC") that are traded on the New York Stock Exchange, Inc. (the "NYSE").

According to Télex-Chile's Form 20-F, Télex-Chile engages in the telecommunications business, providing long-distance telephone and related services primarily in Chile but also in other South and North American countries. Télex-Chile's services, among others, include: (i) public long-distance telephone services and (ii) private long-distance telephone and other related business services for its corporate clients. These related business services include private long-distance networks, digital leased lines, switched data transmission and telex, and audio and video satellite links for broadcasting corporations. Télex-Chile provides long-distance and other services to its customers through its nationwide network which integrates fiber optic cables, microwave stations, digital switches and satellite earth stations which are then linked to the networks of major telecommunications companies around the world.

Télex-Chile's Capital Structure

The capital stock of Télex-Chile is currently divided into two series of shares: Series A shares and Series B shares. Pursuant to its bylaws, each share of Series A and Series B stock is equal in all major respects, except with respect to the current preferences applicable to the two series which are described below.

Each Share has the right to vote at any meeting of shareholders, and each Share participates in the case of any dividend (Télex-Chile's Form 20-F states that dividends are paid from the profits, and there have been no dividends in any of the last three years) with a current dividend preference of 74.5% of any distribution payable to Series B shareholders and the remaining 25.5% payable to Series A shareholders. The Series A shareholders currently have the right to appoint five of the nine members of Télex-Chile's Board of Directors, while the Series B shareholders have the right to appoint the remaining four Board members. As of March 1, 2002, the last reported price for the Series B shares was 26 Chilean pesos per share, the last reported price for the Series A shares was 65 Chilean pesos per share and the last reported price for the ADSs was U.S.$0.45 per ADS. However, Télex-Chile's bylaws provide that the current preferences between the two series will expire on July 9, 2002 – with the practical effect of creating one series of stock thereafter. After July 9, 2002, we expect that the Shares will trade as one series on the Chilean stock exchanges.

According to Télex-Chile's record holder list (dated as of February 4, 2002), there were 227,926,973 Shares of Télex-Chile's capital stock outstanding, consisting of 116,242,756 shares of Series A stock and 111,684,217 shares of Series B stock (including the Series B shares underlying the ADSs). According to the ADS record holder list provided by the Bank of New York (the "ADS Record Holder List"), U.S. ADS holders account for 14,670,790 Series B shares or 13% of all outstanding Series B shares. In addition, as determined in accordance with Rule 14d-1 of the Exchange Act and based on Rule 800(h), Télex-Chile's record holder list indicates that, as of February 4, 2002, U.S. ownership of Series A shares was 0%, Series B shares was 46.7% and, taking into account both Shares and ADSs, U.S. ownership was 27.5%.

Southern Cross

The principal business of Southern Cross is to make equity and equity-related investments in South America. The Southern Cross Latin America Private Equity Fund, L.P. was created in 1998 and at its closing had commitments of U.S. $209 million from its limited partners. UBS Capital is the lead investor in Southern Cross.

In 1999, Southern Cross was the lead investor in Juncadella Prosegur S.A., a company providing security, treasury and cash-in-transit services to the leading corporations of Argentina, Brazil, Chile, Peru, Paraguay and Bolivia. The investment in Juncadella Prosegur S.A. was subsequently sold in July of 2001. Also in 2001, Southern Cross was the sole investor in La Polar, which is a leading retail department store chain in Chile. La Polar was the best performing retailer in Chile in the year 2001.

Currently, Southern Cross may be deemed to beneficially own, directly or indirectly, up to 36.5% of the Shares of Télex-Chile's common stock, as a result of certain agreements entered into with other Télex-Chile stockholders, as reported in Southern Cross' Schedule 13D filed with the SEC, as amended from time to time. In addition to the proposed investment in Télex-Chile, Southern Cross is currently evaluating a number of other investments in Chile, Argentina, Brazil and Peru.

Redes Ópticas and Redes Cayman

Both Redes Ópticas and Redes Cayman are newly formed entities established for the purpose of facilitating the Offers. Southern Cross is the majority owner of Redes Ópticas, holding 81.25% of its capital stock, and Redes Cayman is a wholly owned subsidiary of Redes Ópticas. Redes Cayman was established for the purpose of making the U.S. Offer and to comply with certain agreements among the Central Bank of Chile, the Depositary and Télex-Chile and applicable Chilean exchange regulations, which we have been advised by our Chilean counsel, Cariola Diez Perez-Cotapos & Cia. Ltda. Abogados ("Chilean Counsel"), do not allow a Chilean entity such as Redes Ópticas to purchase the ADSs of Télex-Chile.

Chilean Law and the Chilean Tender Offer Procedure

Chile has adopted laws governing tender offers for shares of Chilean listed companies, and our Chilean Counsel has advised us that the SVS has authority to regulate transactions of the type proposed herein. Chilean Counsel has explained to us that under Chilean law, tender offers must be open to all shareholders of the target company, and they must be based on the same conditions and equal terms. Thus, the Chilean Offer must be open to U.S. Residents holding Shares.

In addition, Chilean Counsel has advised us that when making a tender offer for one series of shares that has a preference, Chilean law requires the bidder to make a simultaneous offer for any other series of shares of the issuer outstanding in an equal percentage. Accordingly, as described below, a separate proration factor must be applied to each series of shares sought in the tender offer.

Chilean Counsel has also advised us that, under Chilean law, any person seeking control of a company by means of a tender offer for shares must comply with the procedures for tender offers provided in Title XXV of the Chilean Securities Act. The procedural requirements of Title XXV, among others, include the filing of a prospectus, which describes the terms and conditions of the tender offer. The prospectus must be filed with the SVS, the Chilean stock exchanges and the target company, and must be available at the offices of the bidder. The SVS also requires that in the event of a simultaneous offer in a foreign market, such as our proposed Offers, the bidder must file and make available a Spanish translation of the foreign prospectus. In addition, the bidder must publicly announce the starting period of the tender offer in two Chilean newspapers with national coverage one day before commencing the tender offer. According to Chilean Counsel, applicable Chilean law also requires that tendering shareholders have withdrawal rights throughout the term of the tender offer and any extension thereto.

The initial Chilean tender offer must be open for a minimum period of 20 calendar days and a maximum period of 30 calendar days, unless the issuer has shares held through a depositary, in which case, the initial offer must remain open for a period of 30 calendar days. The offer may be extended only once for a minimum of 5 calendar days and a maximum of 15 calendar days. Three calendar days after the tender offer expires, the bidder must publish the results of the tender offer, in the same Chilean newspapers used for announcing the offer. Payment to tendering holders is made based on Chilean market practices, which provide for payment within three to five business days after publicly announcing the results of the tender offer.

The Proposed Dual Offer Structure

The Chilean Offer and the U.S. Offer will have substantially identical terms and will be conducted, subject to limited exceptions, with substantially identical procedures. The Offers are proposed as follows:

1. On or about March 6, 2002, Redes Ópticas will publicly announce the Chilean Offer in two Chilean newspapers with national coverage. At or about the same time, Redes Ópticas will file a Chilean prospectus and a Spanish translation of the U.S. offering document with the SVS and will make copies of both such documents available at Télex-Chile and the Chilean stock exchanges. On or about the same time, Redes Cayman will issue a press release in the United States announcing the U.S. Offer. In addition, as soon as practicable after the

announcement of the Offers, Southern Cross and Redes Cayman will file a Schedule TO with the Securities and Exchange Commission.

2. The U.S. Offer will be for Shares held by U.S. Residents and ADSs, regardless of the residency of the ADS holder, at a price equal to 18 Chilean pesos per Share and 180 Chilean pesos per ADS. The U.S. Offer will be paid in U.S. dollars with the dollar amount thereof being determined by reference to the average exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette of Chile as in effect on the date of payment (the "Conversion"). The U.S. offering documents will explain the Conversion and will provide an estimate of the offer price in U.S. dollars based on an exchange rate in effect on a date near the commencement of the Offers to assist holders of ADSs and Shares. The Chilean Offer will be for Shares at a price of 18 Chilean pesos per Share, and the Chilean Offer will be open to all persons holding Shares, including U.S. Residents, but will not be open to ADSs. In the event that the price per Share in the Chilean Offer is increased, Redes Cayman will similarly increase the price offered for Shares and ADSs in the U.S. Offer. Likewise, if there is a price increase in the U.S. Offer, Redes Ópticas will increase the price per Share offered in the Chilean Offer.

3. The U.S. Offer will disclose that U.S. Residents holding Shares may participate in either the U.S. Offer or the Chilean Offer. The U.S. Offer will describe the method for tendering in the Chilean Offer as well as the U.S. Offer.

4. Redes seeks to acquire a total of 65,392,249 Shares which represents 28.69% of the Series A shares and 28.69% of the Series B shares of Télex-Chile. If more than 28.69% of the Series A shares and/or more than 28.69% of the Series B shares are tendered in the Offers, a proration factor will be determined for each series of Shares: one for the Series A shares and one for the Series B shares (including Series B shares underlying the ADSs). The proration factor would be used to determine the number of Series A and Series B shares accepted in the Offers. By way of example, if the number of shares of one series tendered exceeds the amount sought (i.e., the series is oversubscribed) and the other series is undersubscribed, then all shares tendered in the undersubscribed series will first be accepted for purchase in the Offers without proration, and any remaining capacity will be reallocated to the oversubscribed series and then proration will be applied to the extent necessary. For purposes of this letter, "remaining capacity" means the total number of shares of a specific series sought in the Offers less the number of shares actually tendered. For example, if only 100 shares of each series were sought in the Offers and 85 Series B shares and 125 Series A shares were tendered, 15 shares (the "remaining capacity") would be reallocated to Series A and the proration factor would be calculated as follows: 100 + 15 = 115 divided by 125 which equals 0.92 (the proration factor). Further, if both series of Shares tendered are oversubscribed, a separate proration factor will be applied to each series based on the number of shares tendered and the number of shares sought for each series. If proration is necessary, persons tendering in the U.S. Offer will be treated identically to persons tending in the Chilean Offer. The U.S. Offer documents will explain the possibility of proration,

the process of proration and its effect on tendering holders. Proration on a series-by-series basis is necessary in order to assure equal treatment of holders of each series of Télex-Chile's Shares. If both series are undersubscribed, there will be no proration.

5. To the extent proration, as described above, is necessary, it will be applied on a series-by-series basis and not on a country-by-country basis.

6. The U.S. Offer will remain open for at least 20 business days after the filing of the Schedule TO. The Chilean Offer will remain open for at least 30 calendar days. To the extent possible under the applicable laws and regulations, the Offers will begin and end concurrently. The Offers are intended to expire on the same day. Chilean law provides that a Chilean tender offer may remain open for a maximum of 45 calendar days (30 days plus the maximum 15 day extension). In contrast, U.S. law may require, under certain circumstances, that an offer remain open beyond the 45th day. For example, if there was a change in the price offered at a time close to the expiration of the U.S. Offer, the offering period would be extended to comply with U.S. securities regulations. If an extension of the U.S. Offer is necessary, Redes Ópticas will elect to make its one-time extension of the Chilean Offer, as permitted under Chilean law, to ensure to the extent possible that the Chilean Offer and the U.S. Offer expire concurrently. If however, additional extensions of the U.S. Offer become necessary, thus requiring additional extensions of the Chilean Offer so that the Offers expire concurrently, Redes Ópticas will request from the SVS a corresponding change in the duration of the Chilean Offer, but Chilean Counsel has advised us that such a request is not likely to be successful. In this event, Redes Ópticas might be required to purchase tendered Shares in the Chilean Offer before the U.S. Offer expires, thus resulting in the need for separate proration pools: one for the U.S. Offer and one for the Chilean Offer. If it becomes apparent that the Offers will not end on the same date, due to a conflict in laws, Southern Cross and Redes will seek appropriate relief from the SVS and the SEC. If the necessary relief is not available, the Offers may not be consummated. The U.S. Offer documents will disclose (i) the maximum 45 calendar day offering period provided by Chilean law, (ii) the possibility that under certain circumstances, U.S. law could require the offer to stay open beyond 45 calendar days, and that in such event, Redes Ópticas might be required to purchase Shares tendered in the Chilean Offer prior to the tendering of Shares or ADSs in the U.S. Offer, and (iii) except as required by applicable law and regulations, Redes Cayman intends to consummate the U.S. Offer concurrently with the Chilean Offer.

7. The U.S. Offer will be denominated in Chilean pesos and paid in U.S. dollars based on the Conversion, as described above, whether a holder tenders Shares or ADSs in the U.S. Offer. The Chilean Offer will be denominated in Chilean pesos and paid in Chilean pesos.

8. During the period from the announcement of the Offers until the expiration of the U.S. Offer, Southern Cross and Redes do not plan to, and will not, directly or indirectly purchase or enter into any arrangements to purchase Shares or ADSs of Télex-Chile in the U.S. or outside

the U.S., other than purchases of Shares and/or ADSs pursuant to the Offers in compliance with Rule 14d-10.

9. Payment for the Shares and the ADSs tendered in the Offers will be made according to Chilean market practices which provides for payment within five business days after the public announcement of the results of the Chilean Offer. Public announcement of the results of the Chilean Offer and proration, if applicable, is required on the third day after the expiration of the Chilean Offer. Southern Cross and Redes intend to make prompt payment within five business days following the announcement of the results from the Chilean Offer. Except as required by applicable law, payment in the Offers is intended to be concurrent.

10. Tenders of Shares and ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the "Expiration Date" of the U.S. Offer, as defined in the U.S. Offer documents. Further, the U.S. Offer documents explain that tenders may be withdrawn after the expiration of 60 calendar days from the commencement of the U.S. Offer, pursuant to Section 14(d)(5) of the Exchange Act, if a tender has not yet been accepted. As explained above, Chilean law requires that withdrawal rights be provided throughout the term of the Chilean Offer and any extensions thereto.

Except as otherwise described herein, the U.S. Offer would comply with all provisions of the Exchange Act and the rules thereunder. The Chilean Offer would be conducted pursuant to, and in compliance with, all applicable Chilean laws and regulations.

SEC Rules Involved and Discussion

Rule 14d-8

Proration in the Offers, as described above, will be applied on a series-by-series basis and not a country-by-country basis. Series A and Series B shares will be accepted on a pro rata basis, according to the number of Shares of each series tendered and the number of Shares of each series sought in the Offers. However, to the extent that one series is oversubscribed and one series is undersubscribed, the "remaining capacity" will be reallocated from the undersubscribed series to the oversubscribed series, as described above. Due to the possibility of reallocation between the two series, the mechanics of proration in the Offers may not literally comply with Section 14(d)(6) and Rule 14d-8. We therefore request relief from Rule 14d-8 solely to permit the reallocation of any "remaining capacity" from the undersubscribed series to the oversubscribed series to the extent necessary.

Rule 14d-10(a)(1)

Rule 14d-10(a)(1) provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open solely to U.S. Residents holding Shares and to all holders of ADSs, regardless of their residency. Conversely, the Chilean Offer will be open solely to holders of Shares but not ADS holders (as described above, under applicable Chilean exchange regulations and pursuant to certain agreements among the Central Bank of Chile, the Depositary and Télex-Chile, a Chilean person or entity may not acquire ADSs of Télex-Chile), and the Chilean Offer will be open to all holders of Shares. Read literally, Rule 14d-10(a)(1) could be interpreted to prohibit the dual structure of the Offers, prompting this request for relief.

The Securities and Exchange Commission has adopted certain exemptive rules for cross-border tender and exchange offers, business combinations and rights offerings relating to the securities of foreign companies. The adopting release (Release Nos. 33-7759, 34-42054; International Series Release No. 1208) (the "Cross Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in cross-border transactions. As described herein, there are certain conflicts between the Chilean regulations and the tender offer rules and practice in the United States. We believe that the best method for reconciling these conflicts is the dual offer structure described in this letter, which is both appropriate and consistent with the intent of the Exchange Act and the Cross Border Release. A similar structure was previously approved by the Commission in connection with the tender offer by Ivax Corp. for the shares and ADSs of Laboratorio Chile, S.A. (June 5, 2001)(the "Ivax Letters").

We respectfully request that the Offers be exempted from compliance with Rule 14d-10(a)(1) of the Exchange Act, given the following: (i) the protections afforded by Chilean regulations, (ii) the differing procedural requirements under applicable law between the Offers, and (iii) the fact that the Offers will have substantially identical terms and will be conducted on the same time frame and with substantially the same procedures. In particular, we note that the relief provided by Tier II, as adopted in the Cross Border Release, does not provide for a foreign offer that is open to U.S. persons. In this case, Chilean law requires that the Chilean Offer be open to all holders of Shares, including U.S. holders. Accordingly, we believe relief from Rule 14d-10(a)(1) is necessary and appropriate despite the limitations in the Tier II exemption.

Rule 14e-5

Rule 14e-5, among other things, prohibits (subject to certain specified exceptions) a person that is making a cash tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security (or any security which is immediately convertible into or exchangeable for such security), outside the tender offer. The prohibition extends from the time the offer is first publicly announced until its expiration, including any extensions thereof. Literal application of Rule 14e-5 could be read to prohibit purchases of Shares pursuant to the Chilean Offer following announcement of the U.S. Offer.

The Securities and Exchange Commission has eliminated, subject to certain specified conditions, compliance with Rule 14e-5 (formerly Rule 10b-13) for certain cross-border tender offers. *See* the Cross Border Release. In our case, where the percentage of U.S. ownership of all Shares subject to the Offers in the aggregate exceeds 10% but is less than 40%, as described above, the Securities and Exchange Commission generally accepts requests for exemptive relief from Rule 14e-5 on a case-by-case basis.

We believe that our request for exemptive relief from Rule 14e-5 with respect to the Chilean Offer is consistent with the exemptive relief granted by the Securities and Exchange Commission for other, similarly structured tender offers. *See* the Ivax Letters; In re ENDESA, S.A. Tender Offer for Shares and ADSs of Empresa Nacional de Electricidad S.A. (Endesa Chile) (April 28, 1999) and In re ENDESA, S.A. Tender Offer for Shares and ADSs of Enersis S.A. (February 3, 1999) (collectively, the "Endesa Letters"). In both the Ivax Letters and the Endesa Letters, relief from Rule 14e-5 was granted in the context of dual offers in the United States and Chile. The structure of the offers described in the Endesa Letters consisted of a cash offer to purchase shares and ADSs in the United States and a concurrent offer to purchase shares only in Chile, via a Chilean auction process (the auction process was used prior to the enactment of new tender offer laws in Chile). The offers in the Ivax Letters consisted of an all cash tender offer for all shares of common stock and ADSs in which the offer in the United States was for shares and ADSs (open to U.S. residents only) and the offer in Chile was open to all shareholders (including U.S. residents). In addition, we call your attention to the recent relief granted to AES relating to a "partial" tender offer for the Class D shares of CANTV, where multiple classes of securities were outstanding. *See* In re Tender Offers for Shares and ADSs of CANTV (December 9, 2001) (the "AES Letter").

In addition to the above referenced letters, the SEC has granted relief in similar circumstances, recognizing that the interests of facilitating cross-border transactions and international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws and regulations of a different country. In the following no-action letters, the SEC provided relief from Rule 14e-5 so that the non-U.S. offers could be made during the pendency of a U.S. offer. *See* In re Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances (April 19, 2001); In re Cash Tender Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and ADSs of Banco Ganadero, S.A. (March 9, 2001); and In re Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A.A. and Telefonica de Argentina S.A. (May 30, 2000).

Because the proposed dual offer structure involves the purchase of securities pursuant to a foreign tender offer, it does not present the same risks associated with open market purchases, and thus the policies forming the basis for Rule 14e-5 will not be violated by granting the exemption requested. Southern Cross and Redes Ópticas' intention to purchase Shares pursuant to the Chilean Offer and the actual purchases themselves will be fully disclosed to U.S. shareholders who will be assured the benefit of receiving the same price in the U.S. Offer as paid in the Chilean Offer.

Relief Requested

Rules 14d-8, 14d-10(a)(1) and 14e-5

We hereby request exemptive relief from Rule 14d-10(a)(1) and Rule 14e-5 under the Exchange Act to allow Southern Cross and Redes, together with their affiliates, dealer managers, financial advisors and Chilean stockbroker for the Chilean Offer, and other nominees or brokers, in each case acting as agents for Redes Ópticas, to purchase Shares pursuant to the Chilean Offer after the public announcement, but prior to the expiration, of the U.S. Offer. Such arrangements to purchase may include the solicitation and facilitation of tenders of Shares pursuant to the Chilean Offer. In addition, as discussed above, Rule 14d-1(d)(2)(ii) merely provides that two offers may be made: one offer open only to U.S. persons and another offer open only to non-U.S. persons. To the extent that the Chilean Offer is open to U.S. shareholders and, conversely, to the extent ADS holders are not permitted to tender in the Chilean Offer, we request relief from Rule 14d-10(a)(1). We also request relief from Section 14(d)(6) and Rule 14d-8 under the Exchange Act solely to permit the reallocation of any "remaining capacity" from one series of shares to another series of shares in the event that one series is undersubscribed and the other series is oversubscribed.

If you wish further information or to discuss these matters further, please call me at (954) 451-4343.

Very truly yours,

James J. Moloney

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